Access.Vet, Inc.

Financial Statements

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)


Access.Vet, Inc.

Balance Sheet


Assets		2021		2020
Current Assets				
Cash and cash equivalents	$	118,415	$	43
Receivables		17,405		-
Total assets		135,820		43
Liabilities and Shareholders Equity				
Current Liabilities				
Accounts payable and accrued expenses		-		60,810
Liabilities				
Loans		10,000		25,200
Total liabilities		10,000		86,010
Shareholders' Equity				
Capital stock		600,000		-
Additional paid in capital		(16,800)		-
Retained Earnings		(85,967)		-
Net Income		(371,413)		(85,967)
Total Liabilities & Equity	$	125,820	$	(85,967)

Access.Vet, Inc.

Income Statement

		2021		2020
Revenues				
Sales	$	3,294	$	2
Total revenues		3,294		2
Expenses				
Depletion and amortization		-		-
Software Development		242,000		68,000
Real estate and other taxes		-		-
Property management		-		-
Account management		85,692		14,500
Professional fees and other		47,015		3,469
Interest expense		-		-
Income taxes		-		-
Total expenses		374,707		85,969
Net investment income (loss)	$	(371,413)	$	(85,967)

Access. Vet, Inc.

Statement of Equity

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, January 1, 2020	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	$ (85,967)	$ (85,967)
Ending Balance, December 31, 2020	-	-	-	-	-	(85,967)	(85,967)
Contributions	13,381,936	$ 535,277	1,618,064	$ 64,723	$ (16,800)	-	583,200
Net Income	-	-	-	-	-	(371,413)	(371,413)
Ending Balance, December 31, 2021	13,381,936	$ 535,277	1,618,064	$ 64,723	$ (16,800)	$ (457,379.94)	$125,820


Access. Vet, Inc.

Statement of Cash Flows


		2021		**2020**
Cash flows from operating activities				
Net investment income (loss)	$	(371,413)	$	(85,967)
Adjustments to reconcile net investment income (loss)				
to net cash provided by operating activities				
Change in assets and liabilities:				
Receivables		(17,405)		-
Accounts payable and accrued expenses		(60,810)		60,810
Loans		(15,200)		25,200
Net cash provided by (used in) operating activities		(464,828)		43
Cash flows from financing activities				
Issuing of stock		583,200		-
Net cash provided by (used in) financing activities		583,200		-
Net increase (decrease) in cash and cash equivalents		118,372		43
Cash and cash equivalents, beginning of year		43		-
Cash and cash equivalents, end of year	$	118,415	$	43

Access.Vet, Inc.
Notes to the Financial Statement
Fiscal year ended December 31, 2021 and 2020

1. Organization and Purpose

Access.Vet, Inc., (the "Company") is corporation organized under the laws of the State of Delaware. The company operates a telehealth platform for veterinarians and their clients. Revenue is generated via a technology fee paid by the client for each virtual consult they have with their veterinarian.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements as follows:

a) Basis of Accounting

The Company prepares its financial statements on accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time the liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash in bank, short term investments and short-term employee loans with maturity terms of 90 days or less.

d) Legal Fees

Legal fees include legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

3. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition or disclosure of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events